SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
_____________

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.                 )

ASIA SPECIAL SITUATION ACQUISITION CORP.
(Name of Issuer)

Ordinary Shares, par value $0.0001 per share
(Title of Class of Securities)

G0538M 10 5
(CUSIP Number)

January 16, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G0538M 10 5	13G	Page 2 of 6 Pages

1.	NAME OF REPORTING PERSONS Arie Jan van Roon
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 125,000*
	6.	SHARED VOTING POWER 1,812,500*
	7.	SOLE DISPOSITIVE POWER 125,000*
	8.	SHARED DISPOSITIVE POWER 1,812,500*
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,937,500*
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.5%
12.	TYPE OF REPORTING PERSON IN

* Consists of (i) 125,000 Ordinary Shares held by the Reporting Person, (ii) 1,312,500 Ordinary Shares held by Ho Capital Management LLC, and (iii) 500,000 Ordinary Shares held by Allius Ltd. The Reporting Person is the natural person with sole voting, investment and dispositive power over all assets of Noble Investment Fund Limited. In addition, the Reporting Person is the sole shareholder, officer and director of Pure Glow Finance Limited, the sole investment advisor of Noble Investment Fund Limited. Noble Investment Fund Limited owns 33.3% of the membership interests in Ho Capital Management LLC. Under the terms of the operating agreement of Ho Capital Management LLC, Noble Investment Fund Limited has a beneficial interest in 437,500 shares or 33.3% of the 1,312,500 shares owned by Ho Capital Management LLC, and upon consummation of a business combination by the Issuer, has the right to withdraw as a member of Ho Capital Management LLC and receive a distribution of 437,500 Ordinary Shares. However, the amount of shares listed for the Reporting Person includes all of the 1,312,500 shares beneficially owned by Ho Capital Management LLC because Angela Ho and Noble Investment Fund Limited jointly control Ho Capital Management LLC, and, as such, share voting and dispositive control over its shares. Noble Investment Fund Limited owns 50% of the outstanding members interests in Allius Ltd. and is a co-manager of Allius Ltd. Accordingly, shares listed for the Reporting Person include all shares owned by Allius Ltd. Noble Investment Fund Limited beneficially owns 50% of 5,725,000 Warrants issued to Ho Capital Management LLC on January 16, 2008 which are not included herein as such Warrants may be exercised only during the period commencing on the later of: (i) the consummation by the Issuer of a business combination, or (ii) January 16, 2009.

CUSIP No. G0538M 10 5	13G	Page 3 of 6 Pages

1.	NAME OF REPORTING PERSONS Noble Investment Fund Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Gibraltar
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,812,500*
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,812,500*
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,812,500*
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.5%
12.	TYPE OF REPORTING PERSON CO

* Consists of (i) 1,312,500 Ordinary Shares held by Ho Capital Management LLC, and (ii) 500,000 Ordinary Shares held by Allius Ltd. The Reporting Person owns 33.3% of the membership interests in Ho Capital Management LLC. Under the terms of the operating agreement of Ho Capital Management LLC, the Reporting Person has a beneficial interest in 437,500 shares or 33.3% of the 1,312,500 shares owned by Ho Capital Management LLC, and upon consummation of a business combination by the Issuer, has the right to withdraw as a member of Ho Capital Management LLC and receive a distribution of 437,500 ordinary shares. However, the amount of shares listed for the Reporting Person includes all of the 1,312,500 shares beneficially owned by Ho Capital Management LLC because Angela Ho and the Reporting Person jointly control Ho Capital Management LLC, and, as such, share voting and dispositive control over its shares. The Reporting Person owns 50% of the outstanding members interests in Allius Ltd. and is a co-manager of Allius Ltd. Accordingly, shares listed for the Reporting Person include all shares owned by Allius Ltd. The Reporting Person beneficially owns 50% of 5,725,000 Warrants issued to Ho Capital Management LLC on January 16, 2008 which are not included herein as such Warrants may be exercised only during the period commencing on the later of: (i) the consummation by the Issuer of a business combination, or (ii) January 16, 2009.

CUSIP No. G0538M 10 5	13G	Page 4 of 6 Pages

Item 1.

(a) Name of Issuer

Asia Special Situation Acquisition Corp., a Cayman Islands corporation (the “Company”).

(b) Address of Issuer's Principal Executive Offices

c/o M & C Corporate Services Limited, P.O. Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands.
Item 2.

(a) Name of Person Filing

This Statement on Schedule 13G (the “Statement”) is filed by Arie Jan van Roon and Noble Investment Fund Limited (collectively, the “Reporting Persons”).

(b) Address of Principal Business Office or, if none, Residence

The address of Arie Jan van Roon is World Trade Centre, Via Lugano, Lugano-Agno, Switzerland 6982.

The address of Noble Investment Fund Limited is 260/262 Main Street, Gibraltar, Gibraltar.

(c) Citizenship

Citizenship is set forth in Row 4 of the Cover Pages for the Reporting Persons hereto and is incorporated herein by reference.

(d) Title of Class of Securities

Ordinary Shares, par value $0.0001 per share (the “Ordinary Shares”).

(e) CUSIP Number

G0538M 10 5

Item 3.

Not applicable.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of the securities of the Issuer identified in Item 1.

The information required by Item 4(a) - (c) is set forth in Rows 5 through 11 on the Cover Pages for the Reporting Persons hereto and is incorporated herein by reference.

CUSIP No. G0538M 10 5	13G	Page 5 of 6 Pages

As of the date of this Statement, each Reporting Person may be deemed to be the beneficial owner of the number of Ordinary Shares of the Company issued to Ho Capital Management LLC and Allius Ltd. prior to the consummation of the Offering (as defined below) set forth on Row 9 of the corresponding Cover Page of this Schedule 13G for such Reporting Person. In addition, each Reporting Person is the beneficial owner of 50% of 5,725,000 warrants to purchase 5,725,000 Ordinary Shares issued to Ho Capital Management LLC prior to the consummation of the Offering (as defined below) which are not included on Row 9 of the corresponding Cover Page of this Schedule 13G for such Reporting Person as such Warrants may be exercised only during the period commencing on the later of: (i) the consummation by the Company of a business combination, or (ii) January 16, 2009. As of the date of this filing, the Company has not announced the completion of a business combination.

Based upon information received from the Company, as of January 23, 2008, the Company had 12,500,000 Ordinary Shares issued and outstanding as of the consummation of the Issuer’s initial public offering (the “Offering”) of 10,000,000 Units at an offering price equal to $10.00 per Unit, with each Unit consisting of one Ordinary Share and one Warrant to purchase one Ordinary Share at an exercise price equal to $7.50.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.  Identification and Classification of Members of the Group

Not Applicable.

Item 9. Notice of Dissolution of Group

Not Applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

 Date: January 24, 2008

By:	/s/ Arie Jan van Roon
Arie Jan van Roon

Noble Investment Fund Limited

By:	/s/ Arie Jan van Roon
Arie Jan van Roon, Director